EXHIBIT 8.1




                               Form of Tax Opinion
                      [LETTERHEAD OF COUDERT BROTHERS LLP]



[Date]



FNB Bancorp
First National Bank of Northern California
975 El Camino Real
South San Francisco, California 94080

         Re: Transfer of First National Bank of Northern California stock to FNB Bancorp, a corporation controlled by First National Bank of Northern California

Ladies and Gentlemen:

         You have requested our opinion in connection with the proposed transfer in which the shareholders of First National Bank of Northern California, a national banking association (the "Bank") will transfer their stock in the Bank to FNB Bancorp, a California corporation (the "Holding Company") incorporated by the Bank solely for the transfer, in exchange for stock in the Holding Company, resulting in the Bank becoming a wholly owned subsidiary of the Holding Company (the "Transfer"). Specifically, this opinion letter considers whether the Transfer should qualify for U.S. Federal income tax purposes as a tax-free transfer under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code").

         Our opinion represents and is based upon our best judgment regarding the application of the Code and the Treasury Regulations applicable thereunder, existing judicial decisions, administrative regulations, published rulings and procedures, and current administrative practice of the U.S. Internal Revenue Service (the "IRS") as of this date and such other laws and facts as we have deemed relevant and necessary. Furthermore, no assurance can be give that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. Federal income tax laws.

         No ruling will be obtained from the IRS on the issues to which this opinion is addressed. Unlike such a ruling, an opinion of counsel has no binding effect on the IRS or the courts. In the absence of a ruling there can be no assurance that the IRS will not disagree with, or challenge in court, the opinion set forth herein, or that such challenge will not prevail. If the IRS were successful in challenging the conclusions reached in this opinion, certain tax consequences expected by the Bank and the Holding Company or any other party to the Transfer may not be achieved.

         This opinion is provided solely for your benefit and is not to be used, circulated, quoted, or otherwise referred to for any purpose without our express written permission. Without exception, this opinion is not being provided as legal or tax advice to any person, and does not create an attorney-client relationship with any person, other than the Bank and the Holding Company.


         Based on the representations contained in the letters dated ___________, delivered to us by the Bank and the Holding Company, and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that:

         a.  The Transfer should qualify as a tax-free transfer under Section
             351.

         b. If the Transfer qualifies as a tax-free transfer, (i) the Bank shareholders will recognize no gain or loss upon the transfer of their Bank stock to the Holding Company in exchange for the Holding Company stock, (ii) the Bank will recognize no gain or loss upon the transfer of the Bank stock by the Bank shareholders to the Holding Company in exchange for the Holding Company stock, (iii) the Holding Company will recognize no gain or loss upon receipt of the Bank stock transferred to it by the Bank shareholders in exchange for the Holding Company stock, (iv) following the Transfer, the Bank shareholders will hold the Holding Company stock with the same basis and holding period they had in the Bank stock immediately prior to the Transfer; and the Holding Company will hold the Bank stock with the same basis and holding period the Bank shareholders had immediately prior to the Transfer.

         c. No gain or loss will be recognized by the holder of nonstatutory options to acquire Bank stock upon conversion of those options into nonstatutory options to acquire Holding Company stock under the same terms and conditions as in effect immediately prior to the Transfer.

         d. The substitution of incentive stock options to acquire Holding Company stock for incentive stock options to acquire Bank stock will not be a modification as defined in Section 424(h)(3) of the Code, and will not result in the recognition of income, gain, or loss to the holders of the incentive stock options to acquire Bank stock. Such options to acquire Holding Company stock will be incentive stock options as defined in Section 422(b) of the Code.

         For the purpose of rendering this opinion, we have examined (or will examine on or prior to the Effective Date of the Transfer) and are relying (or will rely) upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents:

         1. The Agreement and Plan of Reorganization and any other agreements associated therewith;

         2. Representations made to us by the Bank and the Holding Company in letters dated ___________________; and

         3. Such other instruments and documents related to the formation, organization and operation of the Bank and the Holding Company or consummation of the Transfer as we have deemed necessary or appropriate.

         In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that each of the representations made by the Bank and the Holding Company in the Agreement and Plan of Reorganization and any other documents or agreements associated therewith is and will be true and accurate.

         Our opinion addresses only the tax-free status of the Transfer under
Section 351 of the Code and does not address any other Federal, state, local or foreign legal or tax implications that might be raised from the Transfer or any other activities and transactions relating to the parties of the Transfer.

         No opinion is expressed as to the Transfer if the Transfer is not consummated in accordance with the terms of the Agreement and Plan of Reorganization and without waiver or breach of any provision thereof or if all the representations, warranties, statements or assumptions upon which we relied are not true and accurate at all relevant times.

                                       Very truly yours,



                                       COUDERT BROTHERS LLP